EXHIBIT 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratio Amounts)
(Unaudited)

	Nine Months Ended September 30,
	2002	2001
Earnings:
Income before income taxes and extraordinary charge	$892	$899
Add:
Interest and fixed charges excluding capitalized interest	321	352
Portion of rent under long-term operating leases representative of an interest factor	137	129
Distributed income of investees accounted for under the equity method	3	4
Amortization of capitalized interest	6	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	11	17

Total earnings available for fixed charges	$1,348	$1,373

Fixed charges:
Interest and fixed charges	$331	$362
Portion of rent under long-term operating leases representative of an interest factor	137	129

Total fixed charges	$468	$491

Ratio of earnings to fixed charges	2.88 x	2.80 x

E-2